Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

DENISON DELIVERS OFFER TO ACQUIRE 100% OWNERSHIP OF
JCU (CANADA) EXPLORATION COMPANY, LIMITED

Toronto, ON – May 4, 2021. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML, NYSE American: DNN) announces that it has delivered a binding offer (the “Denison Offer”) to Overseas Uranium Resources Development Co., Ltd. (“OURD”) to acquire 100% ownership of OURD's wholly-owned subsidiary, JCU (Canada) Exploration Company, Limited (“JCU”).

JCU holds a portfolio of uranium project joint venture interests in Canada, including a 10% interest in Denison’s 90% owned Wheeler River uranium project.

The Denison Offer includes the following features:

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Consideration including cash payments of up to CAD$40.5 million and the assumption of JCU's existing liabilities (see below). The cash payments include a CAD$10.0 million refundable deposit on signing of a definitive agreement, an additional CAD$28.0 million on closing, and a further amount of up to CAD$2.5 million, which is expected to be paid within 45 days of the closing date and is subject to adjustment based upon JCU's actual working capital on the closing date.

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Binding subject only to the completion of definitive documentation, regulatory approvals (if applicable), and the termination of OURD’s existing definitive purchase agreement with UEX Corporation (TSX: UEX) in accordance with its terms.

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No conditions for (i) due diligence on the assets of JCU, or (ii) obtaining the necessary financing to fund the purchase price – as Denison already possesses sufficient cash to fully fund the acquisition.

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A commitment to OURD that JCU will be maintained as a corporate subsidiary in order for JCU to meet its joint venture commitments.

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Assumption of JCU’s outstanding liabilities owed to the Japan Atomic Energy Agency.

If the Denison Offer is accepted by OURD, Denison understands that the transaction will be subject to approval by OURD’s shareholders.

Denison welcomes the opportunity to build on its long history of partnership with OURD and JCU to effect the acquisition of JCU, as presented in the Denison Offer, and bring significant additional benefit to the shareholders of OURD.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company's flagship project is the 90% owned Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture ("MLJV"), which includes several uranium deposits and the McClean Lake uranium mill that is contracted to process the ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest Main and Midwest A deposits, and a 66.90% interest in the Tthe Heldeth Túé ("THT," formerly J Zone) and Huskie deposits on the Waterbury Lake property. Each of Midwest Main, Midwest A, THT and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Closed Mines group (formerly Denison Environmental Services), which manages Denison's Elliot Lake reclamation projects and provides post-closure mine care and maintenance services to a variety of industry and government clients.

For more information, please contact

David Cates  (416) 979-1991 ext 362
President and Chief Executive Officer

Sophia Shane  (604) 689-7842
Investor Relations

Follow Denison on Twitter  @DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this news release contains forward-looking information pertaining to the following: the terms of the Offer, including anticipated conditions for the transaction; the acceptance of the Offer by OURD; Denison’s development and expansion plans and objectives; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the Offer may not be accepted by OURD as presented or at all or the parties may negotiate terms materially different than disclosed herein. Denison believes that the expectations reflected in this forward-looking information are reasonable and no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in the Annual Information Form dated March 26, 2021 under the heading “Risk Factors”. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.